SEC Mail Processing Section

SEP 24 2009

Washington, DC 121

AB 10/16

UNITED STATES 09042539
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER 8-52885

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 08/01/08 (MM/DD/YY) AND ENDING 07/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Paradigm Capital U.S. Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

95 Wellington Street West, Suite 2101, P.O. Box 55
(No. and Street)

Toronto (City) Ontario (State) Canada M5J 2N7 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Ward (416) 360-3465
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *if individual, state last, first, middle name*)

Commerce Court West, Suite 3300, 199 Bay St. Toronto Ontario Canada M5L1B2
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☒ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MICHAEL WARD, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PARADIGM CAPITAL U.S. INC., as of JULY 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Michael Ward
Signature

CHIEF FINANCIAL OFFICER
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PARADIGM CAPITAL U.S. INC.

(A WHOLLY OWNED SUBSIDIARY OF PARADIGM CAPITAL INC.)

Statement of Financial Condition
(Expressed in U.S. dollars)

As of July 31, 2009

(With Independent Auditors' Report thereon)

KPMG LLP
Chartered Accountants
Suite 3300 Commerce Court West
PO Box 31 Stn Commerce Court
Toronto ON M5L 1B2
Canada

Telephone (416) 777-8500
Fax (416) 777-8818
Internet www.kpmg.ca

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of Paradigm Capital U.S. Inc.:

We have audited the accompanying statement of financial condition of Paradigm Capital U.S. Inc. as of July 31, 2009 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Paradigm Capital U.S. Inc. as of July 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

Chartered Accountants, Licensed Public Accountants

Toronto, Canada

September 11, 2009

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative. KPMG Canada provides services to KPMG LLP.

PARADIGM CAPITAL U.S. INC.

(A WHOLLY OWNED SUBSIDIARY OF PARADIGM CAPITAL INC.)

Statement of Financial Condition
(Expressed in U.S. dollars)

As of July 31, 2009

Assets

Cash	$	482,537
Deposit with regulators		6,508
Security owned		4,799,089
	$	5,288,134

Liabilities and Stockholder's Equity

Liabilities:		
Accounts payable and accrued liabilities	$	33,500
Payable to parent (note 6)		115,831
Income taxes payable		41,849
		191,180
Stockholder's equity:		
Capital stock (note 4):		
Authorized:		
Unlimited common shares, no par value		
Issued and outstanding:		
100 common shares		65
Additional paid-in capital (note 5)		4,650,000
Retained earnings		446,889
		5,096,954
	$	5,288,134

See accompanying notes to statement of financial condition.

(Expressed in U.S. dollars)

Paradigm Capital U.S. Inc. (the "Company") was incorporated under the Ontario Business Corporations Act on February 10, 2000. The Company commenced operations in August 2002. In the United States, the Company is registered as a broker-dealer in securities under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's primary source of revenue is commission income for securities trade execution for institutional clients resident in the United States. The Company is subject to regulations by FINRA and is clearing and settling transactions on a Delivery versus Payment/Receive versus Payment basis. The Company uses the services of the National Bank Correspondent Network ("carrying broker") through its operating agreement dated August 15, 2000 and amended and restated June 19, 2006 with its parent, Paradigm Capital Inc. (the "Parent") to perform certain securities trading, clearing and record keeping activities as its agent in securities markets. Accordingly, the Company does not hold customer funds or safe keep customer securities pursuant to the Securities and Exchange Commission ("SEC") Rule 15c3-3(k)(2)(i).

The Company is a wholly owned subsidiary of the Parent, a Canadian-owned investment dealer regulated by the Investment Industry Regulatory Organization of Canada, a participating institution of the Canadian Investor Protection Fund. The Parent is located in Toronto, Ontario, Canada.

1. Adoption of new accounting standards:

On July 1, 2008, the Company adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 157, Fair Value Measurements ("SFAS No. 157"). Under this standard, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the exit price) in an orderly transaction between market participants at the measurement date.

1. Adoption of new accounting standards (continued):

SFAS No. 157 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about what market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the observability of inputs as follows:

(a) Level 1:

Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgement.

(b) Level 2:

Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

(c) Level 3:

Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

Effective June 30, 2009, the Company adopted SFAS No. 165, Subsequent Events ("SFAS No. 165"). SFAS No. 165 requires the date through which management has evaluated subsequent events.

The adoption of these standards did not have a material impact on the statement of financial condition.

2. Basis of presentation:

This financial statement has been prepared on a going concern basis in accordance with generally accepted accounting principles in the United States.

3. Significant accounting policies:

The statement of financial condition is prepared in accordance with United States generally accepted accounting principles.

(a) Translation of foreign currency:

Monetary assets and liabilities related to Canadian dollar foreign currency balances are translated into U.S. dollars at the exchange rate in effect at the date of the statement of financial condition. Non-monetary assets and liabilities related to Canadian dollar foreign currency balances are translated into U.S. dollars at the exchange rates prevailing at the transaction dates.

(b) Use of estimates:

The preparation of a statement of financial condition in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

(c) Securities transactions:

Securities transactions are recorded on a trade date basis. At July 31, 2009, the security owned consisted of a 0.10% U.S. government Treasury Bill with a maturity date of October 8, 2009 in the amount of $4,799,089. The carrying value of the security owned approximates its fair value because of the short-term maturity of the financial instrument. The Company's position in U.S. dollar-denominated Treasury Bills is based on observable inputs.

Customers' securities transactions are reported on a settlement date basis.

(Expressed in U.S. dollars)

3. Significant accounting policies (continued):

(d) Income taxes:

Deferred income taxes are provided in recognition of temporary differences between the carrying amount of assets and liabilities and their respective tax bases, operating losses and tax credit carryforwards made for financial reporting and income tax purposes. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax expense or benefits are recognized in the financial statements for the changes in deferred tax assets or liabilities between years.

4. Capital stock:

Capital stock consists of 100 common shares issued on February 10, 2000 to the Parent.

5. Capital contribution:

The Parent contributed $3,000,000 of additional capital into the Company during the year in addition to the balance at the beginning of the year amounting to $1,650,000 resulting in additional paid-in capital of $4,650,000 as of July 31, 2009.

6. Related party transactions and balances:

Transactions with affiliate:

In accordance with an Operating Agreement dated August 15, 2000 and amended and restated on June 19, 2006, the Parent provides through its carrying broker certain securities trading, clearing and record-keeping activities as agent for and on behalf of the Company. Under this Operating Agreement, direct costs are charged to the Company based on an execution charge per transaction and indirect costs are charged based on an estimate of the time spent by all employees of the Parent in servicing the Company and a portion of the total expenses for indirect compensation and office overhead. During the year, the Parent charged the Company $2,846,459 for indirect cost and office overhead.

(Expressed in U.S. dollars)

6. Related party transactions and balances (continued):

The Parent also pays certain invoices on behalf of the Company. These amounts paid are charged through the intercompany accounts at the actual amounts paid.

A substantial portion of the Company's expenses is paid to related parties. The Company's reported financial results may differ substantially if the Company had operated on a stand-alone basis.

Payable to Parent is comprised of the following:

Commission receivable from Parent	$ 1,629,700
Accounts payable and accrued liabilities	(1,745,531)
	$ (115,831)

During the year ended July 31, 2009, the Company provided financing to its Parent in the form of a subordinated loan in the amount of $2,150,000, which was repaid during the year.

7. Net capital requirements:

The Company is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1"). The Company's method of computing net capital is the alternate method and under Rule 15c3-1, the Company is required to maintain minimum net capital of $250,000. At July 31, 2009, the Company had net capital of $5,084,281, which was $4,834,281 in excess of the required capital.

8. Financial instruments:

(a) Concentration of credit risk:

Clearing and depository operations for the Company are performed through the clearing broker. The Company reviews, as considered necessary, the credit standing of the counterparties with which the Company conducts business. The Company's exposure to credit risk associated with the non-performance counterparties in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile securities markets, credit markets and regulatory changes. Credit risk is the amount of accounting loss the Company would incur if a counterparty failed to perform its obligations under contractual terms.

(b) Fair values of financial instruments:

The fair values of financial assets and liabilities approximate their carrying amounts due to their imminent maturity or short-term nature.

9. Income taxes:

For Canadian tax purposes, the Company files a stand-alone tax return.

10. Subsequent events:

The Company has evaluated the effects of subsequent events that have occurred subsequent to year end, July 31, 2009, and through to September 23, 2009, which is the date the financial statements were issued. During this period, there have been no events that would require recognition in or disclosure in the financial statements.